SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Support.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

868587106

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749077103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel VI L.P. (“A6”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,587,214 shares, except that Accel VI Associates L.L.C. (“A6A”), the general partner of A6, may be deemed to have sole power to vote these shares, and James W. Breyer (“Breyer”), Arthur C. Patterson (“Patterson”), G. Carter Sednaoui (“Sednaoui”), James R. Swartz (“Swartz”) and J. Peter Wagner (“Wagner”), the managing members of A6A, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,587,214 shares, except that A6A, the general partner of A6, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Sednaoui, Swartz and Wagner, the managing members of A6A, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,587,214

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 749077103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel VI Associates L.L.C. (“A6A”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,587,214 shares, all of which are directly owned by A6. A6A, the general partner of A6, may be deemed to have sole power to vote these shares, and Breyer, Patterson, Sednaoui, Swartz and Wagner, the managing members of A6A, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,587,214 shares, all of which are directly owned by A6.  A6A, the general partner of A6, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Sednaoui, Swartz and Wagner, the managing members of A6A, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,587,214

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 749077103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Internet Fund II L.P. (“AIF2”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
330,553 shares, except that Accel Internet Fund II Associates L.L.C. (“AIF2A”), the general partner of AIF2, may be deemed to have sole power to vote these shares, and Breyer, Patterson, Sednaoui, Swartz and Wagner, the managing members of AIF2A, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
330,553 shares, except that AIF2A, the general partner of AIF2, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Sednaoui, Swartz and Wagner, the managing members of AIF2A, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,553

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 749077103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Internet Fund II Associates L.L.C. (“AIF2A”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
330,553 shares, all of which are owned by AIF2.  AIF2A, the general partner of AIF2, may be deemed to have sole power to vote these shares, and Breyer, Patterson, Sednaoui, Swartz and Wagner, the managing members of AIF2A, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
330,553 shares, all of which are owned by AIF2.  AIF2A, the general partner of AIF2, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Sednaoui, Swartz and Wagner, the managing members of AIF2A, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,553

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 749077103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Keiretsu VI L.P. (“AK6”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
41,320 shares, except that Accel Keiretsu VI Associates L.L.C. (“AK6A”), the general partner of AK6, may be deemed to have sole power to vote these shares, and Breyer, Patterson, Sednaoui, Swartz and Wagner, the managing members of AK6A, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
41,320 shares, except that AK6A, the general partner of AK6, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Sednaoui, Swartz and Wagner, the managing members of AK6A, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,320

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 749077103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Keiretsu VI Associates L.L.C. (“AK6A”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
41,320 shares, all of which are directly owned by AK6.  AK6A, the general partner of AK6, may be deemed to have sole power to vote these shares, and Breyer, Patterson, Sednaoui, Swartz and Wagner, the managing members of AK6A, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
41,320 shares, all of which are directly owned by AK6.  AK6A, the general partner of AK6, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Sednaoui, Swartz and Wagner, the managing members of AK6A, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,320

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 749077103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Accel Investors ‘98 L.P. (“AI98”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 219,310 shares, except that Breyer, Patterson, Sednaoui, Swartz and Wagner, the general partners of AI98, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

	7.	Sole Dispositive Power 219,310 shares, except that Breyer, Patterson, Sednaoui, Swartz and Wagner, the general partners of AI98, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,310

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 749077103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James W. Breyer (“Breyer”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
3,178,397 shares, of which 2,587,214 are directly owned by A6, 330,553 are directly owned by AIF2, 41,320 are directly owned by AK6 and 219,310 are directly owned by AI98.  Breyer is a managing member of A6A, the general partner of A6, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
3,178,397 shares, of which 2,587,214 are directly owned by A6, 330,553 are directly owned by AIF2, 41,320 are directly owned by AK6 and 219,310 are directly owned by AI98.  Breyer is a managing member of A6A, the general partner of A6, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,178,397

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 749077103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur C. Patterson (“Patterson”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
3,178,397 shares, of which 2,587,214 are directly owned by A6, 330,553 are directly owned by AIF2, 41,320 are directly owned by AK6 and 219,310 are directly owned by AI98.  Patterson is a managing member of A6A, the general partner of A6, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
3,178,397 shares, of which 2,587,214 are directly owned by A6, 330,553 are directly owned by AIF2, 41,320 are directly owned by AK6 and 219,310 are directly owned by AI98.  Patterson is a managing member of A6A, the general partner of A6, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,178,397

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 749077103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Carter Sednaoui (“Sednaoui”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
3,178,397 shares, of which 2,587,214 are directly owned by A6, 330,553 are directly owned by AIF2, 41,320 are directly owned by AK6 and 219,310 are directly owned by AI98.  Sednaoui is a managing member of A6A, the general partner of A6, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
3,178,397 shares, of which 2,587,214 are directly owned by A6, 330,553 are directly owned by AIF2, 41,320 are directly owned by AK6 and 219,310 are directly owned by AI98.  Sednaoui is a managing member of A6A, the general partner of A6, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,178,397

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 749077103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James R. Swartz (“Swartz”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
3,178,397 shares, of which 2,587,214 are directly owned by A6, 330,553 are directly owned by AIF2, 41,320 are directly owned by AK6 and 219,310 are directly owned by AI98.  Swartz is a managing member of A6A, the general partner of A6, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
3,178,397 shares, of which 2,587,214 are directly owned by A6, 330,553 are directly owned by AIF2, 41,320 are directly owned by AK6 and 219,310 are directly owned by AI98.  Swartz is a managing member of A6A, the general partner of A6, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,178,397

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 749077103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Peter Wagner (“Wagner”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
3,178,397 shares, of which 2,587,214 are directly owned by A6, 330,553 are directly owned by AIF2, 41,320 are directly owned by AK6 and 219,310 are directly owned by AI98.  Wagner is a managing member of A6A, the general partner of A6, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98 and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
3,178,397 shares, of which 2,587,214 are directly owned by A6, 330,553 are directly owned by AIF2, 41,320 are directly owned by AK6 and 219,310 are directly owned by AI98.  Wagner is a managing member of A6A, the general partner of A6, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98 and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,178,397

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Support.com, Inc.
	(b)	Address of Issuer's Principal Executive Offices 575 Broadway Redwood City, CA 94063

Item 2.
(a)

Name of Person Filing
This Statement is filed by Accel VI L.P., a Delaware limited partnership (“A6”), Accel VI Associates L.L.C., a Delaware limited liability company and the general partner of A6 (“A6A”), Accel Internet Fund II L.P., a Delaware limited partnership (“AIF2”), Accel Internet Fund II Associates L.L.C., a Delaware limited liability company and the general partner of AIF2 (“AIF2A”), Accel Keiretsu VI L.P., a Delaware limited partnership (“AK6”), Accel Keiretsu VI Associates L.L.C., a Delaware limited liability company and the general partner of AK6 (“AK6A”), Accel Investors ‘98 L.P., a Delaware limited partnership (“AI98”), James W. Breyer (“Breyer”), a managing member of A6A, AIF2A and AK6A and a general partner of AI98, Arthur C. Patterson (“Patterson”), a managing member of A6A, AIF2A and AK6A and a general partner of AI98, G. Carter Sednaoui (“Sednaoui”), a managing member of A6A, AIF2A and AK6A and a general partner of AI98, James R. Swartz (“Swartz”), a managing member of A6A, AIF2A and AK6A and a general partner of AI98 and J. Peter Wagner (“Wagner”), a managing member of A6A, AIF2A and AK6A and a general partner of AI98.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

A6A, the general partner of A6, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A6.  AIF2A, the general partner of AIF2, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AIF2.  AK6A, the general partner of AK6, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AK6.  Breyer, Patterson, Sednaoui,  Swartz and Wagner are managing members of A6A and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A6.  Breyer, Patterson, Sednaoui, Swartz and Wagner are managing members of AIF2A and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AIF2.  Breyer, Patterson, Sednaoui, Swartz and Wagner are managing members of AK6A and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AK6.  Breyer, Patterson, Sednaoui, Swartz and Wagner are general partners of AI98 and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AI98.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: Accel Partners 428 University Ave. Palo Alto, California 94301
(c)

Citizenship
A6, AIF2, AK6 and AI98 are Delaware limited partnerships.  A6A, AIF2A and AK6A are Delaware limited liability companies.  Breyer, Patterson, Sednaoui, Swartz  and Wagner are United States citizens.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP # 868587106

Item 3.	Not Applicable

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the partnership agreements of A6, AIF2, AK6 and AI98, and the limited liability company agreements of A6A, AIF2A and AK6A the general partners, limited partners, members or shareholders, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or shareholder.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002

Entities:	Accel VI L.P.
Accel VI Associates L.L.C.
Accel Internet Fund II L.P.
Accel Internet Fund II Associates L.L.C.
Accel Keiretsu VI L.P.
Accel Keiretsu VI Associates L.L.C.
Accel Investors ‘98 L.P.
		By:	/s/ Alan K. Austin
Alan K. Austin,
Attorney-in-fact for the
above-listed entities

Individuals:	James W. Breyer
Arthur C. Patterson
G. Carter Sednaoui
James R. Swartz
	J. Peter Wagner	By:	/s/ Alan K. Austin
Alan K. Austin,
Attorney-in-fact for the
above-listed individuals

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	18

Exhibit B: Reference to Alan K. Austin as Attorney-in-Fact	19

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons have agreed that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Support.com, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

EXHIBIT B

Reference to Alan K. Austin as Attorney-in-Fact

Alan K. Austin has signed the enclosed documents as Attorney-In-Fact.  Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.